INTERNATIONAL ROYALTY
CORPORATION

Mr. John Livermore
1755 East Plum Lane, Suite 170
Reno, Nevada 89502

October 5, 2004

RE:  Binding Letter Agreement for the John Livermore’s Royalties

Dear John;

International Royalty Corporation (“IRC”) hereby offers to purchase from John Livermore (“Livermore”), a resident of the United States, all of his rights, titles and interests in and to the royalties listed in Exhibit A (collectively referred to as “Royalties”).

This Letter Agreement and the offer (“Offer”) made herein are upon the terms and subject to the conditions set forth below.  We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject.  Upon your execution of this Letter Agreement, however, it shall become a binding agreement on Livermore and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase of the Royalties and close said purchase. This Letter Agreement and any amendments hereto shall be fully binding on the parties unless and until such time as it may be superseded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated herein.  In the event a definitive purchase agreement is not entered into, this Letter Agreement shall be fully binding on the parties to proceed to closing, subject only to the conditions to purchase the royalty described below.

PURCHASE PRICE

IRC hereby offers to pay Livermore a total purchase price of US$520,000 (Five hundred and twenty thousand dollars) for the Royalties, to be paid in cash.

CONDITIONS PRECEDENT TO PURCHASE PIT THE ROYALTIES:

Following are the conditions precedent to which our offer to purchase the Royalties is subject:

1.

Satisfactory legal due diligence verifying title interest in and to the Royalties.

2.

Satisfactory review of all tax issues related to this transaction.

3.

Formal corporate and regulatory approvals to the extent required by the parties, and the receipt of the written waiver of the right of first refusals of third parties, when said condition exists.

4.

Closing to occur no later than December 1, 2004.

5.

It is intended and Livermore will confirm that the purchase is of a contract right only and is not a purchase of the type of real property interest that would give rise to any environmental or other real property related liability.

This offer supersedes all prior oral or written communications, offers, understandings or discussions relating to the Royalties and the subject matter hereof.  This Offer shall expire at 5:00 p.m. Mountain Standard Time on Wednesday, October 13th, 2004, and in order to be binding on IRC, this Letter Agreement must be executed and delivered to IRC on or prior to such time.

If the foregoing meets with your approval and you desire to proceed with the purchase and sale of the Rights as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty Corporation.  Following your execution hereof, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing, and upon the obtaining of financing and the satisfaction of the conditions described above, thereafter the parties shall be obligated to proceed to closing.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement.

ACCEPTED AND AGREED THIS 5th DAY OF OCTOBER 2004

INTERNATIONAL ROYALTY CORPORATION
Per:
Name:	Douglas B. Silver
Title:	Chairman and CEO

ACCEPTED AND AGREED THIS <*> DAY OF OCTOBER 2004

John Livermore
Per:

EXHIBIT A
List of Royalties

Project	Royalty	Location	Comments
Hasbrouck Mountain	2.0% NSR	Nevada, USA
Pinson	3.0% NSR	Nevada, USA	60% of a 5.0% NSR
~~Pinson district~~	~~1.0% NSR~~	~~Nevada, USA~~

Erwin & Thompson LLP
A Limited Liability Partnership
Including Professional Corporations

December 9, 2004

Via Facsimile
John S. Livermore
1755 E. Plumb Lane, #170
Reno, NV 89502

Re:  International Royalty Corporation
Our File No. 47752.001

Dear John:

I was informed by Doug Silver that you had requested that the purchase of your royalties pursuant to the Binding Letter Agreement dated October 5, 2004, be deferred until January 2005.  At Doug’s request, I have prepared the enclosed letter extending the term and closing date for the Binding Letter Agreement.   Would you please sign the extension letter and deliver a copy to Doug Silver via facsimile at 303 799-9017 and to our office 775 786-1180. If you have any questions concerning this matter, please contact me at your convenience.  Thank you very much.

Very truly yours,

Thomas P. Erwin

TPE:dc

Encl.

c.c.

Douglas B. Silver

John S. Livermore
1755 East Plum Lane, Suite 170
Reno, Nevada 89502

December 9, 2004

Douglas B. Silver
Chairman and CEO
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, CO 80112

Re:  Extension of Binding Letter Agreement for John Livermore Royalty

This will confirm our agreement that the term of and the time for closing of the Binding Letter Agreement dated October 5, 2004, has been extended to and including January 7, 2005.

John S. Livermore